Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231 July 11, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	FleetMatics Group Limited

    Registration Statement on Form F-1

    Confidentially Submitted on May 17, 2012

    CIK No. 0001526160

Dear Mr. Crispino:

This letter is submitted on behalf of FleetMatics Group Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 confidentially submitted on May 17, 2012 (the “Registration Statement”), as set forth in the letter dated June 13, 2012 addressed to James M. Travers, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (the “Amendment No.1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No.1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment No.1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter and a Registration Statement marked to show changes via the secure email system, we are sending via Federal Express five (5) copies of each of this letter and a Registration Statement marked to show changes.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges that subsequent disclosure of the price range may elicit additional comments from the Staff.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations and Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

RESPONSE: The Company advises the Staff that it will, at a later date, supplementally provide the Staff with all graphical materials or artwork, if any, it decides to use in the prospectus.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that at this time it has not provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act or research reports, published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Prospectus Summary

4.	Please disclose on the cover page that you will be a “controlled company” and provide in the summary a discussion of the ramifications for investors. Also, disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering, and disclose the percentage of your voting power to be held by your affiliates following the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the cover page of the prospectus and page 5.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Overview, page 1

5.	Please provide independent and objective support for your claim that you are a leading provider of fleet management solutions delivered as software-as-a-service. Also, we note that you sell primarily to small and medium-sized businesses. Please disclose how you define “small and medium-sized businesses.” Finally, you reference in this section the number of “data points” that you have collected, but you fail to explain the significance of such data points. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has provided the Staff with supplemental materials supporting the statement that we are a leading provider of fleet management solutions delivered as software-as-a-service. The Company has marked each source to highlight the applicable portion or section containing the factual assertion, the statistic or the data supporting the statistic, as appropriate, and has cross-referenced it to the appropriate location in the prospectus.

The Company has revised the disclosure on pages 1, 46, 74 to clarify how the Company defines “small and medium-sized businesses.” The Company has revised the disclosure on pages 1, 46 and 74 to explain the significance of the collection of data points. The Company also respectfully directs the Staff to the disclosures in “—Our Solutions—A robust platform for data aggregation,” “—Our Key Competitive Strengths—Large and Growing Ecosystems of fleets and vehicles” and “—Our Growth Strategy—Capitalize on big data opportunity” in both the Overview and Business sections of the prospectus, which also explain the significance of the collection of data points.

Summary Consolidated Financial Date, page 7

6.	We note that the total vehicle under subscription metric includes vehicles under subscription with SageQuest prior to your acquisition of the company but that the net churn metric does not include such vehicles. Please explain the reasons for this difference.

RESPONSE: The Company respectfully advises the Staff that although it has the data to support the number of vehicles under subscription with SageQuest before the Company’s acquisition of SageQuest in July 2010 (the “Acquisition”), the Company does not have net churn data for SaqeQuest prior to the Acquisition. The Company further advises the Staff the SageQuest data was not maintained in a manner to enable retroactive calculation of the net churn, and any such calculation could prove inaccurate or inconsistent with the pre-acquisition FleetMatics data. As a result, the Company respectfully advises the Staff that disclosure in footnotes 3 and 5 on page 8 of the prospectus appropriately clarifies for investors the difference between the use of vehicles under subscription with SageQuest before the Acquisition in each metric.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Risk Factors

7.	We note your statement in the introductory paragraph of this section that the risks discussed in this section “are not the only risks we face” and that “additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us.” Please remove these statements as your risk factor section should address all current and known material risks.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 12.

8.	Please ensure that each risk factor subheading reflects the risk that you discuss in the text. Several of your subheadings merely state facts about your business and should be revised to succinctly state the risks that result from such facts or uncertainties. We note, for example, the following subheadings:

•	“We depend on a number of lead generation programs to attract new customer leads on a cost-effective basis,” page 13;

•	“Our quarterly operating results have fluctuated in the past and may fluctuate in the future,” page 13;

•	“We may be unable to maintain profitability,” page 16;

•	“Industry consolidation may result in increased competition,” page 17; and

•	“We rely on third-party software and other intellectual property to develop and provide our solutions,” page 19;

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 17, 18, 20, 31 and 34.

“We may be forced to change the prices we charge…,” page 16

9.	Innovations in an industry or market always have the potential of causing companies that operate in such markets to change the prices for the goods or services they sell. The fact that you may be forced to lower the prices you charge for your solutions as your market evolves appears to be a generic risk. The prospectus should not include risks that could apply to any registrant. Refer to Item 503(c) of Regulation S-K. Revise this risk factor to identify particular facts about your industry or business that lead you to believe you may have to modify the prices you currently charge for your solutions.

RESPONSE: In response to the Staff’s comment, the Company has deleted the generic risk factor. Please see page 17.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

“We rely on third-party software…,” page 19

10.	Please clarify whether you have any material license agreements with third-parties, such as Google. If so, please discuss the material terms of such licenses in your business disclosure. Refer to Item 4(a) of Form F-1 and Item 4.B.6 of Form 20-F. Also, provide us with your analysis as you whether you are substantially dependent upon any license agreement such that the agreement should be filed as an exhibit to your registration statement. Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that the third-party licenses referred to in the risk factor are not required to be filed as exhibits to the Registration Statement. The Company believes that the licenses are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the company and are for immaterial dollar amounts, and, for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii)(B).

The Company advises the Staff that the Company’s products do not substantially depend on these licenses since (i) the licenses are not part of the Company’s products’ principal functionality and (ii) the licensed products can be replaced by the Company with software from other service providers or internally developed solutions, and in fact, the Company has previously utilized software from other service providers or internally developed solutions to achieve similar product functionality.

In response to the Staff’s comment, however, the Company acknowledges that expanded discussion within “Business—Intellectual Property” regarding licensing agreements would provide additional insight regarding such agreements. Accordingly, the Company has revised its disclosure on page 86.

“We will be a “foreign private issuer” and a “controlled company…,” page 31

11.	We note that you plan to apply for listing on an exchange. Please make clear whether you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues and include discussion or a separate risk factor disclosing this reliance and describing the corporate governance matters affected.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it intends to rely on exchange rules that permit it to follow home country requirements with respect to the quorum requirement for meetings of its shareholders and with respect to equity compensation plan approval. The Company has revised its disclosure on pages 31, 32 and 97 to clarify the same.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Use of Proceeds, page 37

12.	We note that you have not allocated any specific portion of the net proceeds for any particular purpose. Please disclose the principal reasons for the offering. Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 37 to clarify the principal reasons for the offering. The Company supplementally advises the Staff that it cannot quantify the uses of proceeds from the offering with more specificity as such decisions will depend on market and competitive factors as they evolve over time.

Management’s Discussion and Results of Operations

Overview, page 46

13.	Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the challenges and risks you face from your recent rapid growth and your plans to expand internationally. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 47.

Key Financial and Operating Metrics, page 47

14.	We note your discussion of adjusted EBITDA, a non-GAAP measure. Please reference this discussion to your adjusted EBITDA discussion and reconciliations beginning on page 9.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 47 to include a cross-reference to the discussion of adjusted EBITDA on pages 10 and 11.

15.	In regard to your total vehicles under subscription metric, please advise what consideration you have given to disclosing the number of vehicles under subscription in North America as compared with the United Kingdom and Ireland as well as material trends. Also, we note that your net churn metric takes into account subscriptions lost from existing customers, but please advise what consideration you have given to disclosing separately subscription renewal rates.

RESPONSE: The Company respectfully advises the Staff that it does not track its vehicles under subscription geographically because the split between the United States and the United Kingdom and Ireland is not a metric that management uses internally to measure this aspect of the business. In addition, the Company believes that the disclosure in the Registration Statement sufficiently identifies the Company’s revenue concentration outside of North America on page 80 and in the United States, the United Kingdom and Ireland on page F-39 and respectfully submits that it believes no further disclosure on geographic/split is necessary.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

The Company believes that the net churn metric provides the most insight into the Company’s performance with respect to customer subscriptions. The Company does not focus on renewals by customer for management purposes, but rather by vehicle, as reflected in the net churn metric included in the Registration Statement. The Company focuses on vehicle renewals rather than customer renewals because the Company’s revenue is driven by the number of subscribed vehicles, so focusing on renewals by customer can be misleading and may not demonstrate the proper performance and trends of the business. For example, a customer may be a continuing customer year after year, which would show a positive trend in a customer renewal analysis. If that same customer, however, reduced its vehicle size or reduced its vehicles under subscription with the Company, this negative trend would not be revealed by disclosing customer renewal rate. Therefore, the Company respectfully submits that net churn disclosure provides the most insight into Company performance and has elected not to add any other renewal rate metric.

Components of Results of Operations

Cost of Subscription Revenue, page 48

16.	You disclose that you capitalize the cost of installed in-vehicle devices and depreciate these costs over the estimated useful life of six years. Your table on page F-9 indicates that you depreciate these costs over four to six years. Please reconcile this difference.

RESPONSE: The Company supplementally advises the Staff that, as disclosed on page 49, the estimated useful life of in-vehicle devices currently purchased and installed is six years. That estimated useful life was reassessed in early 2009 based on technological improvements then made to the device, which management believed extended the estimated useful life of the newer device from four years to six years. Consequently, as of January 1, 2009, the Company began to depreciate newly purchased and installed in-vehicle devices over six years. However, the Company continued to depreciate in-vehicle devices purchased and installed prior to January 1, 2009 over their estimated useful life of four years. Those four-year assets are nearly fully depreciated at this time. The net book value of those four-year assets comprised 3.7% of the total net book value of installed in-vehicle devices at December 31, 2011, and as of December 31, 2010, comprised 23.4%. When the financial statements no longer include any in-vehicle devices being depreciated over four years, the Company’s table appearing on page F-9 will be adjusted to disclose six years only.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Critical Accounting Policies

Valuations of ordinary shares, page 56

17.	Please revise your table of equity-based compensation awards on page 58 to include a column that presents the “revised” fair value of your shares of common stock as of each grant date.

RESPONSE: In response to the Staff’s comment, the Company has revised its table of equity-based awards on page 58 to add a column that presents the revised fair values of its ordinary shares underlying the stock options as of each grant date of the options.

18.	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined for your most recent valuation date (i.e., December 31, 2011). This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.

RESPONSE: The Company advises the Staff that, once an estimated offering price has been determined, it will include such additional disclosure regarding the reasons for the differences between the proposed offering price and the fair value determined for our most recent valuation date.

19.	We note that there were several significant increases in your determination of the fair value of your ordinary shares during 2010 and 2011, for example, between March 31, 2011 and June 30, 2011 and September 30, 2011 and December 31, 2011. Your disclosures to explain these increases appear to be general in nature and repetitive between each valuation. Your disclosures should be expanded in order to better explain and support the assumptions you utilized in your valuations.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 57, 59 and 60.

Provision for Income Taxes, page 63

20.	Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have different statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

RESPONSE: The Company has reviewed Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Based on these requirements, the Company has disclosed the impact of earnings in foreign countries where it has different statutory rates and how those earnings impact its effective tax rate. For example, on page 50 within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company discloses the statutory tax rates in the significant jurisdictions in which it operates. The Company also discloses that it engages in cross-border inter-company transactions, and as a result of these transactions, it has recorded reserves for uncertain tax positions related to how different jurisdictions may determine the appropriate tax treatment of the transactions and how it might settle those exposures. Additionally, on page F-24, Note 11—Income Taxes, the Company discloses separately the amounts of its foreign and domestic (Ireland) pre-tax income and the foreign and domestic components of its current and deferred income tax expense as well as the effect that foreign taxes have on its overall effective tax rate as part of its effective tax rate reconciliation table. Finally, the Company discloses on page 25 in “Risk Factors—Risks Related to Our Business” that “changes in our effective tax rate may reduce our net income in future periods.” In that section, the Company lists a number of factors that may increase its future effective tax rates, including the jurisdictions in which profits are determined to be earned and taxed as well as potential challenges to the transfer pricing policies related to its structure.

In response to the Staff’s comment, however, the Company acknowledges that expanded discussion within “MD&A—Results of Operations” regarding the relationship between the foreign and domestic effective tax rates would provide additional insight regarding the Company’s consolidated effective tax rate. Accordingly, the Company has revised its disclosures on page 64 in the discussion of its provision for income taxes by (i) adding an introductory paragraph that explains the relationship between domestic and foreign effective tax rates, domestic and foreign pre-tax income, and the effect of foreign taxes on the Company’s overall effective tax rate, and (ii) adding an additional paragraph that addresses how potential changes in the profitability of the business in certain countries may impact the Company’s overall provision for income taxes in the future.

Indebtedness and Liquidity, page 66

21.	Please expand your disclosures to ensure that they are consistent with the information provided in Note 10 beginning on page F-22. Specifically, we note your disclosure on page F-23 that you were not in compliance with certain of your covenants at December 31, 2011, which does not appear to be disclosed in this section. In this regard, disclose whether you are in compliance with covenants for your lending facility that you incurred on May 10, 2012.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 67.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Controls and Procedures, page 71

22.	We note the discussion in this section of the steps you are taking to remediate the material weaknesses in your internal control over financial reporting. Please provide an estimated timetable for completion of the remediation and an estimate of associated material costs.

RESPONSE: The Company supplementally advises the Staff that the remediation plan outlined on pages 72 and 73 began in the latter half of 2011 and will continue throughout 2012 as the Company takes additional steps to implement formalized policies and procedures, complete the implementation of its accounting system, and continue to enhance its monthly close process, thereby creating more time for financial data reviews. To date, the Company has committed to annualized compensation expense of approximately $0.6 million for personnel hired to strengthen its finance department and estimates it could spend up to an additional $0.5 million in annualized expense on additional accounting and finance resources in 2012.

The Company further advises the Staff that, while it believes that the material weakness can be remediated by December 31, 2012 by taking the steps outlined on pages 72 and 73 and above, as disclosed on pages 73 and 15 and 16, the Company cannot guarantee it will be successful. Accordingly, a specific timetable would be speculative. We have highlighted the risks that our efforts, though substantial, could be unsuccessful.

Business

The Fleet Management Market Opportunity, page 76

23.	We note the references to reports prepared by Frost and Sullivan and Berg Insight in this section. Please supplementally provide us with the applicable pages of these third-party reports. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned either of these reports.

RESPONSE: In connection with this letter, the Company is supplementally providing the Staff with copies of the materials that support factual assertions in the prospectus, including all industry research reports that are cited in the prospectus. The Company has marked each source to highlight the applicable portion or section containing the factual assertion, the statistic or the data supporting the statistic, as appropriate, and has cross-referenced it to the appropriate location in the prospectus. The Company advises the Staff that the Berg Insight report cited in the prospectus was not prepared in connection with the Registration Statement or commissioned by the Company. The Company advises the Staff that the Frost & Sullivan report cited in the prospectus was commissioned as a 2010 update to a 2007 report that was not prepared in connection with the Registration Statement or commissioned by the Company. The Company also asked for further segmentation of the data previously contained within the report, for example the number of vehicles in fleets of less than six vehicles. The information and research provided by Frost & Sullivan is not proprietary to the Company and Frost & Sullivan is free to sell the information and research to any party.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Our Growth Strategy

Continue to expand internationally, page 79

24.	Please provide enhanced disclosure regarding your plans to expand internationally, such as timeframes and whether you have targeted any specific countries or geographic areas for expansion.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 80.

Our Offerings, page 79

25.	Please clarify here and in your Management’s Discussion how customers purchase your solutions. It is unclear from your disclosure if customers are purchasing one of your two fleet management solutions and then receiving access to all or some of the components identified in this section, or if they are purchasing particular components. In this regard, we note the disclosure on page 48 in which you indicate that in addition to selling your solutions, you generate revenue by selling customers additional subscriptions, such as fuel card integration and GPS navigation device integration, both of which are identified as components of your solutions in this section. Also, you indicate on page 48 that you generate some revenue through sales of aggregated, anonymous data to traffic subscription service providers. This service does not appear to be discussed in this section. Please advise.

RESPONSE: In response to the staff’s comment, the Company has revised the disclosure on pages 80, 81 and 82. In addition, the revenue which the Company derives from the sale of aggregated traffic data is currently less than 1% of its revenue and not a meaningful part of the Company’s expected revenue going forward nor material to an investor’s understanding of the Company and would therefore give it undue prominence. Therefore, the Company respectfully submits that additional disclosure in the Business section with respect to its sale of traffic data is not necessary.

Operations, page 83

26.	Please disclose the material terms of your agreements with your data centers in this section. Also, file your agreements with these centers as exhibits to the registration statement or tell us why this is not required. Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that the data center agreements are not required to be filed as exhibits to the prospectus. The Company believes that the agreements are not

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii)(B).

The two data center facilities are redundant. If one data center facility becomes unavailable (or the applicable agreement is not renewed), the Company could operate using the other facility. Furthermore, although the Company currently relies on only two data center facilities to host and deliver its products, the Company supplementally advises the Staff that there are a number of alternate third-party data center facilities available to provide services to the Company on reasonable commercial terms.

In response to the Staff’s comment, however, the Company acknowledges that expanded discussion within “Business—Operations” would provide additional insight regarding our agreements with data centers. Accordingly, the Company has revised its disclosure on page 84 of the prospectus.

Management

Directors and Senior Management, page 89

27.	We note from disclosure in the footnotes to your beneficial ownership table on page 104 that Messrs. Guira, Flett and Miller were appointed to your board of directors by your majority shareholder, Fleetmatics Investor Holdings L.P. Please provide appropriate disclosure in this section. Refer to Item 4(a) of Form F-1 and Item 6.A.5 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 92.

Compensation

Non-Executive Director Compensation, page 97

28.	Please disclose in this section if you paid any non-cash compensation to your nonexecutive directors in 2011. Also, disclose whether you set aside or accrued any amounts to provide them pension, retirement or similar benefits. Refer to Item 4(a) of Form F-1 and Item 6.B of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 98. The Company advises the Staff that it did not pay any non-cash compensation to our nonexecutive directors in 2011. The Company further advises the Staff that it did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our nonexecutive directors.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Executive Director and Other Senior Management Compensation, page 97

29.	We note from the disclosure on page 91 that your executive director and senior managers were entitled to receive bonuses under their employment agreements. Please tell us if any bonuses were paid to these individuals in 2011 pursuant to a bonus plan and, if so, provide a brief description of the plan and the basis upon which your management participated in the plan. Also, for any options granted to your management in 2011, disclose the title and amount of securities covered by the options, the exercise price, the purchase price (if any) and the expiration date of the options. Refer to Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 98. We respectfully submit to the Staff that disclosure of compensation on an individual basis is not required in Ireland and the Company does not otherwise publicly disclose on an individual basis such information. Accordingly, the Company has included bonus payments to these individuals in the aggregate compensation total disclosed per Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F. The Company further advises the Staff that the options granted to management in 2011 were also included in the aggregate compensation disclosed on page 98.

Related-Party Transactions, page 101

30.	Revise this section to include a discussion of your Management Services Agreement with Privia Enterprises Limited. Refer to Item 4(a) of Form F-1 and Item 7.B.2 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 103 to include a discussion of the Management Services Agreement.

Limited Partnership Agreement, page 102

31.	Please disclose the material terms of this agreement in this section and file the agreement as an exhibit, or advise. Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that the Limited Partnership Agreement is not required to be filed as an exhibit to the prospectus under Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K. The Company believes the Limited Partnership Agreement is not a material contract of the type specified under Item 601(b)(10) of Regulation S-K because the Company is not a party to the agreement. The Company further submits that the Limited Partnership Agreement is not a related party transaction requiring disclosure under Item 7(B) of Form 20-F as the Company is not a party to the limited partnership agreement. Accordingly the Company has deleted the disclosure regarding the Limited Partnership Agreement on page 103.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Principal Shareholders, page 104

32.	Footnotes 3 and 4 disclaim beneficial ownership. The definition of beneficial ownership set forth in General Instruction F of Form 20-F considers voting power, dispositive power, and economic interest. To the extent that you choose to retain the disclaimer of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

RESPONSE: In response to the Staff’s comment, the Company has deleted the beneficial ownership disclaimers in footnotes 3 and 4 on page 106.

Capital Acquisitions, Tax, page 131

33.	Please make clear whether shareholders may still incur gift and inheritance taxes if shares remain held in the Depositary Trust Company.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 132.

Enforcement of Civil Liabilities, page 142

34.	Here or in the risk “Irish law differs from the laws in effect, page 33,” please discuss whether shareholders may originate actions in Ireland based upon the securities laws of the United States.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 143.

Consolidated Balance Sheet, page F-3

35.	Revise your per share par value to present the US dollar amount instead of the par value in Euros.

RESPONSE: The Company respectfully submits that it believes its presentation of the per share par values in Euro is appropriate in the balance sheet captions based on the legal description of the ordinary and preferred shares authorized in the Company’s Articles of Association. However, as the Company’s reporting currency is the U.S. dollar, the Company has presented in U.S. dollars the aggregate par value of ordinary shares that comprise the balance of the accounts in the balance sheets at each period end. The aggregate par value of preferred shares does not appear in the Company’s balance sheet.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page F-13

36.	We note that the Company’s reporting currency is the US dollar while the parent is based in Ireland. Tell us whether the parent’s operations were measured using the currency of the primary economic environment to measure transactions. See Rule 3-20 of Regulation S-X.

RESPONSE: The Company advises the Staff that the parent’s operations were measured using the currency of the primary economic environment, in accordance with Rule 3-20 of Regulation S-X, Currency for Financial Statements of Foreign Private Issuers. The parent is a non-operating entity located in Ireland that (i) serves as a holding company of the subsidiaries of the Company, (ii) issues equity securities, (iii) funds its subsidiaries’ operating cash flow needs through intercompany transactions, and (iv) pays parent-related expenses, such as board of director expenses and professional fees. While the parent is located in Ireland, the Company has concluded that the U.S. dollar is the reporting currency of the parent entity because (i) the parent receives U.S. dollars upon the issuance of all equity securities to investors, (ii) the parent’s cash is held exclusively in U.S. dollar-bank accounts, (iii) the parent’s intercompany transactions (primarily receivables from subsidiaries) are denominated in U.S. dollars, and (iv) most of its parent-related expenses are billed by vendors and paid in U.S. dollars.

Note 4. Property and Equipment, page F-17

37.	Tell us and disclose how you test the in-vehicle devices installed for realizability. Indicate whether you consider the contractual revenue stream when determining whether this asset is realizable. Describe whether such cost will exceed the deferred revenue upon origination of a customer relationship and, if so, whether your contracts are cancellable and refundable. Please advise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-10 to describe how it tests in-vehicle devices–installed for realizability.

As disclosed in the prospectus and consolidated financial statements, the Company’s customers enter into non-cancelable contracts for initial terms that are typically 36 months. Payment terms are typically monthly in advance; however, the Company enables customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract. The Company supplementally advises the Staff that it is possible that the cost of the in-vehicle device could exceed the amount of deferred revenue recorded upon origination of the customer relationship due to the contract being paid monthly. However, and more importantly, the cost of the in-vehicle devices does not exceed the aggregate revenue to be realized from the non-cancelable, non-refundable contract. The cost of the in-vehicle device will always be less than the revenue from the initial 36-month contract with the customer, unless the customer becomes a credit risk and loses its ability to make continuing payments that are due.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

However, because the cost of the in-vehicle device is amortized over its useful life of six years, which is longer than the 36-month initial contract term before renewals, at each reporting period, the Company tests the in-vehicle devices–installed for realizablity of the asset value through a review of customer accounts to identify (i) any significant changes in the financial condition of its customers, (ii) any customers who are past due on subscription payments owed and could become a credit risk, and (iii) any customers whose contract will be expiring without a follow-on renewal prior to the end of the estimated useful life of the in-vehicle device. If an impairment of the value of the in-vehicle device is identified, the carrying value of the in-vehicle device is depreciated in full, with expense immediately recorded as cost of subscription revenue.

Note 11. Income Taxes, page F-24

38.	Please explain in greater detail why you believe that your forecasted earnings are sufficient evidence to overcome the cumulative losses for your subsidiaries in the United States. In this regard, tell us and disclose the basis for forecasting future earnings and explain in greater detail the impact that the loss carryforward expiration period had on your conclusion. Revise your MD&A disclosure for income taxes as disclosed on page 53 accordingly.

RESPONSE: As a result of the Staff’s comment, the Company has revised its disclosures on page F-26 and on page 53 in MD&A to disclose the basis used in forecasting future earnings and to explain in greater detail the impact that the loss carryforward expiration period had on its conclusions about the lack of need for a valuation allowance in the United States.

The Company supplementally advises the Staff that, in accordance with ASC 740, Income Taxes, it assessed all evidence, both positive and negative to determine whether or not, based on the weight of that evidence, a valuation allowance was needed against the deferred tax assets for its subsidiaries in the United States.

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence of cumulative losses in recent years. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion of or the entire deferred tax asset. The weight given to the potential effects of negative and positive evidence should be commensurate with the extent that it can be objectively verified.

In preparing its financial statements for the year ended December 31, 2011, the Company considered the negative evidence that, as of that date, the Company’s subsidiaries in the United States were in a three-year cumulative loss position (pre-tax loss adjusted for permanent items) of approximately $1.7 million. In addition to this negative evidence, the Company considered certain positive evidence, including positive evidence that was objectively verifiable. It should be noted, however, that this cumulative pre-tax loss is entirely the result of a 2011 pre-tax loss (adjusted for permanent items) of approximately $2.9 million. As noted below, the results for 2011 were impacted by certain material expenses.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

As disclosed in the prospectus and consolidated financial statements, the Company’s customers enter into subscription arrangements that are typically 36-month, non-cancelable contracts, creating a guaranteed revenue stream for the following three years. Any new customers that the Company obtains will be an incremental source of future revenue. The existence of these multi-year, non-cancelable customer contracts provide objectively verifiable information that the Company most likely will be able to sustain the level of revenue achieved in 2011 and with each and every new customer will be able to grow that revenue amount in the future. As a starting point for its analysis of future earnings as the basis for its valuation allowance conclusion, the Company completed a forecast of future earnings in the U.S. that began with 2011 actual results. The Company then adjusted the 2011 actual results for certain specific expenses that led to the loss incurred by the U.S. subsidiaries in 2011 that verifiably will have less of an impact in future years. For example, the interest expense on the Company’s $17.5 million of Senior Secured Notes was approximately $2.4 million for the year ended December 31, 2011. On May 10, 2012, the Company entered into a new credit facility with a lower interest rate, which lowered the forecasted interest expense on debt to approximately $1.6 million for the year ended December 31, 2012 and to $1.1 million for each year thereafter. In addition, the intangible assets acquired in the 2010 SageQuest acquisition are being amortized based on the pattern over which the Company expects to consume the economic benefit of each asset, resulting in higher amortization expense in the earlier years. For the year ended December 31, 2011, the amortization expense for these acquired intangible assets was approximately $3.3 million. For the year ended December 31, 2012, however, the forecasted amortization expense is approximately $2.3 million, and it will continue to decrease each successive year. Additionally, ASC 740 cites the existence of profitable “existing contracts or firm sales backlog” as an example of positive evidence. In preparing this analysis of the forecasted earnings of its U.S. subsidiaries, the Company included in forecasted results additional pre-tax income of $0.9 million in 2012, $2.3 million in 2013, $2.3 million in 2014 and $2.3 million in 2015 related to a significant customer contract executed in March 2012.

As a result of the forecasted earnings analysis prepared for this purpose, which conservatively assumes no revenue and PBT growth (other than the one new customer contract noted above, which is verifiable), the Company forecasts that it will return to profitability in the U.S. in 2012 with increased profitability in 2013 and beyond and, due to the lengthy carryforward period, that it will fully realize its net operating loss carryforwards in the U.S. by 2020, prior to the expiration of the loss carryforwards, which expire from 2026 through 2031 for U.S. federal purposes. Despite relying on this conservative forecast as the basis for concluding that a valuation allowance was not required as of December 31, 2011, the Company supplementally notes that, its actual forecast of earnings presented to the Board of Directors also forecasts a return to profitability in the U.S. in 2012 and full utilization of the net operating loss carryforwards within five years.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Note 12. Redeemable Convertible Preferred Shares, page F-27

39.	Describe how you accounted for the conversion of the ordinary shares into Series C Preferred Shares. Cite the accounting literature that supports your accounting for this conversion. Explain why the Company allowed this conversion to occur.

RESPONSE: The Company supplementally advises the Staff that the substance of the Series C transaction in November 2010 was both (i) the sale by the Company of Series C preferred shares to an investor for $68.5 million and (ii) the simultaneous repurchase by the Company of its ordinary shares from certain ordinary shareholders for $53.5 million and the immediate retirement of those ordinary shares. The form of the transaction differed, however. In form, the transaction was effectuated by (a) the conversion by the Company of 15,290,021 ordinary shares held by certain ordinary shareholders into 15,290,021 Series C preferred shares and (b) the simultaneous purchase of those 15,290,021 Series C preferred shares from each ordinary shareholder by the investor for $53.5 million, or $3.50 per share, and the purchase of 4,285,714 Series C preferred shares directly from the Company by the investor for $15.0 million, or $3.50 per share. The transaction was structured in this way in order to facilitate the closing of the transaction under Irish laws, including by not requiring the Company to comply with the various rules of the Irish Companies Acts relating to share repurchases, and was structured in accordance with the advice of outside Irish counsel. The Company allowed this conversion to occur because the conversion was conditioned on the ordinary shareholders agreeing to immediately sell their preferred shares received in the conversion to the new investor, which offered $3.50 for each preferred share.

In substance rather than form, the conversion of the ordinary shares for preferred shares was a repurchase by the Company of its ordinary shares using $53.5 million in proceeds received from the sale of preferred shares. Given that the substance of the transaction was a repurchase of shares which were immediately retired by the Company, the accounting literature applied by the Company was ASC 505-30-30-8. ASC 505-30-30-8 states, “When a corporation’s stock is retired, or repurchased for constructive retirement…, an excess of repurchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes.” The Company applied the alternative method described in ASC 505-30-30-8 by recording a charge to accumulated deficit (as it had no retained earnings) for the entire excess of repurchase price over par value, or $53.3 million. The repurchase price for those ordinary shares was market value totaling $53.5 million.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

Note 13. Deferred Shares, page F-30

40.	Please explain the nature of the deferred shares and its impact on your capital structure. Describe the rights of these shares.

RESPONSE: The Company respectfully advises the Staff that deferred shares are issued in order to ensure compliance with an Irish law requirement that no more than 90% of the issued share capital is redeemable and serve no other purpose. The deferred shares were issued as fully paid shares of €0.01 each and increased the issued share capital of the Company by €22,303.30, or by approximately $29,000. The deferred shares are non-voting and non-redeemable shares and, other than a €22,303.30 lowest-priority right to share in the capital of the Company upon a winding up, carry no additional rights.

Note 20. Segment Reporting and Geographic Data, page F-39

41.	We note your table shows 79% and 86% of your subscription revenue between the United States and Canada for the years ended December 31, 2010 and 2011, respectively. Please tell us your consideration of separately presenting revenue between these two countries in this geographic data table. Refer to FASB ASC 280-10-50-41.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the table on page F-39 to present separately the subscription revenue of the United States.

Note 22. Subsequent Events, page F-40

42.	Revise to disclose the date through which subsequent events were evaluated. Refer to FASB ASC 855-10-50-1.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure in Note 22 on page F-40 to specify the date through which the Company evaluated subsequent events in preparing its consolidated financial statements.

Exhibit Index, page II-6

43.	Please tell us what consideration you have given to filing tax opinions. Refer to Item 8(a) of Form F-1 and Item 601(b)(8) of Regulation S-K.

RESPONSE: Pursuant to the Staff’s comment, the Company intends to file tax opinions with the Registration Statement prior to going effective.

Mr. Crispino

United States Securities and Exchange Commission

July 11, 2012

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jim Travers, FleetMatics Group Limited
Steve Lifshatz, FleetMatics Group Limited
Kenneth J. Gordon, Esq., Goodwin Procter LLP